Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-182804

September 13, 2012

APOLLO RESIDENTIAL MORTGAGE, INC.

PRICING TERM SHEET

8.00% Series A Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference $25.00 Per Share)

This free writing prospectus relates only to the securities described below and should be read together with Apollo Residential Mortgage, Inc.’s preliminary prospectus supplement dated September 13, 2012 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated August 10, 2012 (the “Base Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein. As used in this free writing prospectus, references to the “company,” “us,” “our,” “we” or “our company” mean Apollo Residential Mortgage, Inc. excluding its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

Issuer:	Apollo Residential Mortgage, Inc.

Security:	8.00% Series A Cumulative Redeemable Perpetual Preferred Stock (the “Series A Preferred Stock”)

Size:	6,000,000 shares (6,900,000 shares if the underwriters’ option to purchase additional shares is exercised in full); $150,000,000.00 total (not including the underwriters’ option to purchase additional shares).

Price to Public:	$25.00 liquidation preference per share.

Net Proceeds to the Company:	Approximately $144,800,000.00, after deducting the underwriting discount and estimated offering expenses payable by us.

Dividend Rate:	Holders of Series A Preferred Stock will be entitled to receive cumulative cash dividends on the Series A Preferred Stock at the rate of 8.00% per annum of the $25.00 per share liquidation preference, which is equivalent to $2.00 per annum per share.

Dividend Payment Dates:	Dividends on the Series A Preferred Stock will be payable quarterly in arrears on or about the last day of January, April, July and October of each year. The first dividend on the Series A Preferred Stock sold in this offering will be paid on January 31, 2013 and will be in the amount of $0.72778 per share.

Expected Settlement Date:	September 20, 2012 (T + 5)

Optional Redemption:	Except in instances relating to preservation of our qualification as a real estate investment trust (a “REIT”) or pursuant to our special optional redemption right discussed below, our Series A Preferred Stock is not redeemable prior to September 20, 2017. On and after September 20, 2017, we may, at our option, redeem our Series A Preferred Stock, in whole, at any time, or in part, from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption. See “Description of the Series A Preferred Stock — Optional Redemption and Special Optional Redemption” and “Description of the Series A Preferred Stock — Restrictions on Ownership and Transfer” in the Preliminary Prospectus Supplement.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined below), we will have the option to redeem our Series A Preferred Stock, in whole, at any time, or in part, from time to time, within 120 days after the first date on which such Change of Control has occurred for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date. To the extent that we have exercised our special optional redemption right relating to the Series A Preferred Stock before the applicable conversion date, the holders of Series A Preferred Stock will not be permitted to exercise the conversion right described below in respect of their shares called for redemption. See “Description of the Series A Preferred Stock — Optional Redemption and Special Optional Redemption” and “Description of the Series A Preferred Stock — Restrictions on Ownership and Transfer” in the Preliminary Prospectus Supplement.

Change of Control:	A “Change of Control” is when, after the original issuance of the Series A Preferred Shares, the following have occurred:

• the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our capital stock entitling that person to exercise more than 50% of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

• following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or ADRs representing such common securities) listed on the NYSE, the NYSE MKT or the NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or the NASDAQ.

Conversion Rights:	Upon the occurrence of a Change of Control, you will have the right (unless we elect to redeem your shares of Series A Preferred Stock before the applicable conversion date, and subject to the restrictions on ownership and transfer of stock contained in our charter) to convert some or all of your Series A Preferred Stock into a number of shares of our common stock, par value $0.01 per share, equal to the lesser of (A) the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after the record date fixed for a Series A Preferred Stock dividend and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and (B) 2.36967 (i.e., the Share Cap), subject, in each case, to certain adjustments and provisions for the receipt of alternative consideration of equivalent value as described in the prospectus supplement. If we have provided a redemption notice with respect to some or all of the Series A Preferred Stock, holders of any Series A Preferred Stock that we have called for redemption will not be permitted to exercise their Change of Control Conversion Right in respect of any of their shares of Series A Preferred Stock that have been called for redemption, and any share of Series A Preferred Stock subsequently called for redemption that has been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the Change of Control Conversion Date. See “Description of the Series A Preferred Stock — Conversion Rights” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	03763V 201/US03763V2016

Listing:	We intend to file an application to list our Series A Preferred Stock on the NYSE under the symbol “AMTGPrA.” We expect trading of the shares of Series A Preferred Stock on the NYSE, if listing is approved, to commence within 30 days after the date of the initial delivery of the shares.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC J.P. Morgan Securities LLC

Co-Managers:	Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC Stifel, Nicolaus & Company, Incorporated JMP Securities LLC

This communication is intended for the sole use of the person to whom it is provided by the sender. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Morgan Stanley & Co. LLC, Attention: Investment Banking Division, 1585 Broadway, 29th Floor, New York, New York 10036, Telephone: (212) 761-6691, UBS Securities LLC, Attention: Prospectus Specialist, 299 Park Avenue, New York, New York 10171, Telephone: (877) 827-6444, ext. 561-3884, or J.P. Morgan Securities LLC, Attention: Investment Grade Syndicate Desk 383 Madison Avenue, New York, New York 10179, Telephone: (212) 834-4533.